82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

6th January, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

ITC awarded Golden Peacock Award
for Excellence in Corporate Goverance

We have pleasure in informing that the Company has been selected as winner of the Golden Peacock Award for Excellence in Corporate Governance – 2005, instituted by the Institute of Directors, New Delhi, in association with the World Council for Corporate Governance and Centre for Corporate Governance. The award Jury, under the Chairmanship of Justice P. N. Bhagwati, former Chief Justice of India, selected the Company as winner in the Private Sector category.

The award will be presented at the 16th World Congress on Total Quality on 20th January, 2006 at New Delhi by the Hon'ble Union Defence Minister, Shri Pranab Mukherjee.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 1/12

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.